SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               28 September, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Acquisition Infonet Germany announcement made on
                28 September 2005



                                                              September 28, 2005

                        BT TO ACQUIRE INFONET DEUTSCHLAND


BT announced today it has signed a definitive agreement to acquire Infonet Network Services Deutschland GmbH (Infonet Deutschland). This follows BT's acquisition of California-based Infonet Services Corporation, one of the world's leading providers of international managed voice and data network services, in February, 2005. BT currently owns 18% of Infonet Deutschland and will acquire the remaining 82% from T-Systems, a subsidiary of Deutsche Telekom AG.

Infonet Deutschland provides more than 200 major corporate and public sector organisations with integrated network solutions such as IP-based Virtual Private Networks (VPN), Internet connectivity and Remote Access Services and employs 61 staff.

Jan Geldmacher, CEO of BT Germany, said: "This acquisition is a perfect fit as we are further broadening our footprint in the German market. Infonet is known for its strength in product quality and customer service and this transaction will complement BT's strengths in the market for networked IT services."

Micheline Wens, General Manager of Infonet Deutschland, said: "We are proud to join BT. This is great news for our customers, who will continue to receive the same high-quality service that they are accustomed to. By combining our strengths with BT's capabilities, we'll be able to provide our customers with an even more complete portfolio of innovative services."

Infonet's management team, led by Micheline Wens, will remain in place to manage the business, maintain continuity for customers and assist in the integration of the two customer bases and product sets. Wens will be member of the Country Executive Team of BT Germany. Completion of the transaction, which is conditional upon regulatory approvals, is expected within two months. For the period to 31 December 2004 the gross assets of the company had a value of EUR 19.2m.

Notes to Editors

About BT
BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

- BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.

- BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

- BT Global Services, providing networked IT services to meet the needs of multi-site organizations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before goodwill amortization, exceptional items and taxation of GBP2,085 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

About Infonet Deutschland

Infonet Network Services Deutschland GmbH was founded in 1988 in Frankfurt. Its 60 employees support over 400 multinational and national customers, and offer them the technical and organisational infrastructure for global communication services. T-Systems is with 82 % majority shareholder of the GmbH. British Telecommunications plc, London, owns the remaining shares. Further information available under: www.infonet.de

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 28 September, 2005